OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711 www.mirandagold.com

Encouraging Surface Sampling continues at Miranda’s Pavo Real Project

Vancouver, BC, Canada – January 14, 2014 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that Red Eagle Mining (“Red Eagle”), its funding partner at Pavo Real in Colombia, continues to expand and enhance a new area of mineralization associated with closed spaced rhyolitic dikes, veins and hydrothermal breccias and a large gold and multi-element Mobile Metal Ions (MMI) soils anomaly.

On October 8, 2013, Miranda reported gold values in surface channel samples range from 0.23 g Au/t to 33.7 g Au/t and associated metals showing highs of greater than 100 g Ag/t, 0.93% copper and 0.87% zinc.

Recent rock channel sampling (Figure 1) highlights include 9.03 g Au/t and 72.4 g Ag/t over 6.1 m, and 19.8 g Au/t and 64.1 g Ag/t over 1.2 m and are presented in Table 1 below.

Figure 1

Table 1 – Highlights of Pavo Real Rock Channel Sampling Results

Description	Width (m)	Au (g/t)	Ag (g/t)
Vein/Breccia	0.25	4.19	12.4
Vein/Breccia	0.70	8.34	78.1
Vein/Breccia	0.10	2.14	30.6
Vein/Breccia	0.70	2.03	4.2
Vein	0.45	3.34	18.5
Vein	0.15	3.89	10.2
Vein/Breccia	6.10	9.03	72.4
Including	1.00	22.20	85.8
And	1.00	13.00	190.0
Vein/Breccia	0.60	3.90	34.9
Vein/Breccia	0.90	20.00	22.3
Vein/Breccia	0.70	19.20	56.8
Vein/Breccia	4.10	2.03	15.4
Vein/Breccia	0.25	2.28	5.8
Vein/Breccia	0.35	9.02	50.3
Vein/Breccia	1.00	5.54	9.2
Vein/Breccia	0.40	6.83	39.7
Vein/Breccia	0.54	31.00	59.9
Vein/Breccia	0.15	7.87	18.5
Vein/Breccia	0.65	4.12	9.8
Vein	0.50	30.70	38.1
Vein	0.20	40.80	39.9
Vein	0.90	19.40	63.3
Vein	0.70	29.80	25.5
Vein	0.70	5.84	19.6
Rhyodacite Porphyry	0.85	2.53	4.8
Vein	0.70	28.00	46.2
Vein	0.50	32.20	12.6
Vein	0.55	2.13	9.4
Vein	0.70	5.36	6.3
Vein/Breccia	0.50	10.70	11.0
Vein	0.70	3.13	16.4
Vein/Breccia	0.45	30.10	>100.0
Vein/Breccia	0.60	6.35	11.4
Vein/Breccia	0.80	7.94	15.3
Vein/Breccia	0.48	8.81	17.3
Vein	0.10	14.80	33.6
Vein/Breccia	0.20	12.70	27.2
Vein/Breccia and Rhyodacite Porphyry	1.20	19.87	64.1
Including	0.20	34.30	113.0
And	0.30	42.60	122.0
Vein/Breccia	0.30	0.85	90.5
Vein/Breccia	0.30	3.40	169.0
Vein/Breccia	0.10	3.08	51.9
Vein/Breccia	0.10	5.79	16.9
Vein/Breccia	0.10	3.12	9.4
Vein/Breccia	0.20	2.75	12.3

These new sample results expand the area of significant surface mineralization to approximately 600m by 700m and ongoing mapping shows a clearer proximal relationship to elongate porphyry bodies parallel to the vein and breccia trends. West north-west and north west trends intersect within a large gold, molybdenum and base metal MMI soil anomaly coinciding with the anomalous channel sampling. Miranda thinks the anomaly is related to intrusive-related hydrothermal brecciation and that surface features may reflect a large breccia pipe or diatreme target at depth.

The higher-grade vein mineralization over significant widths (9.03 g Au/t over 6.1 m) and the vein density also provide an interesting stand-alone target.

Two 2012 Red Eagle drill holes near this new target included 7.1 m averaging 1.54 g/t Au and 0.54 m averaging 9.37 g/t Au encouraging Red Eagle and Miranda to continue sampling in this new and expanding target.

Pavo Real consists of 100% owned concessions in a joint-venture with Red Eagle into which Red Eagle is currently earning a 70% interest.

Project Details

The Project comprises a Triassic-Jurassic sedimentary sequence overlain by a volcanic sequence. The sedimentary and volcanic sequences are intruded by various bodies of diorite, granite and rhyodacite porphyry, and cut by hydrothermal breccias and a large number of quartz veins and quartz stockwork, with sericitic and local potassic alteration. The Project is situated within the Department of Tolima, 20 kilometers south of the city of Ibague and 45 kilometers south-east of AngloGold Ashanti's La Colosa project (reported to be 26.8 million ounce Inferred Resource grading 0.92 g/t Au).

All data disclosed in this press release, including sampling, analytical and test data, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Montezuma Mines Inc., Prism Resources Inc., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

Chairman, President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.